EXHIBIT 99.1

Parnell Pharmaceuticals Holdings Ltd Announces Contract Manufacturing Agreement with Merial

OVERLAND PARK, Kan., May 31, 2016 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (NASDAQ:PARN), a fully integrated, commercial-stage pharmaceutical company focused on developing, manufacturing and marketing innovative animal health solutions, today announced the commencement of a Contract Manufacturing Agreement with Merial, the animal health division of Sanofi.

Under the terms of the Contract Manufacturing Agreement, Merial will purchase certain sterile injectable products, exclusively from Parnell, with minimum annual purchase commitments over the 10-year term of the agreement.  Merial will pay an upfront establishment fee in return for Parnell commencing immediate supply of product.  Parnell estimates the total value of the agreement between USD$7 million and USD$20 million depending on volume of product purchased by Merial over the 10-year term.

Robert Joseph, President and CEO said “We are very pleased to announce the commencement of our first contract manufacturing agreement with a major multinational.  Merial has a fantastic reputation in the industry and we are excited that Parnell will be supplying sterile injectable products from our state-of-the-art, FDA and EMA approved manufacturing facility.  Our Business Development team has been pursuing contract manufacturing opportunities to leverage the 75% available capacity we have in our facility, and this agreement with Merial generates cashflows that will contribute to our goal of seeing our manufacturing division become a profit center for us in the future.  We hope to announce further contract manufacturing deals in 2016.”

About Parnell

Parnell (PARN) is a fully integrated, veterinary pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary digital technologies – FETCH™ and mySYNCH®. These innovative solutions are designed to enhance the quality of life and/or performance of animals and provide a differentiated value proposition to our customers.  Parnell also has a pipeline of 7 drug products covering valuable therapeutic areas in orthopedics, dermatology, anesthesiology, nutraceuticals and metabolic disorders for companion animals as well as reproduction and mastitis for cattle.

For more information on the company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, Parnell's expectations regarding the completion, timing and size of the public offering and the expected proceeds therefrom, risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on March 4, 2016, along with its other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: For more information, contact:

Parnell Pharmaceuticals Holdings
Robert Joseph, 913-274-2100
info@parnell.com